Dejour to Raise C $5,187,500 Privately

Dejour Enterprises Ltd. (TSX-V: DJE)
Shares Issued: 31,422,924
Last Close: 11/25/2005 - $ 1.05
November 28, 2005 – News Release

Vancouver, BC Canada

Dejour Enterprises Ltd. has agreed to privately place 3.25 million units at $0.95 per unit, and a further

2 million flow-through common shares at $1.05 per share, subject to regulatory approval.

Each unit comprises of one common share and one half common share purchase warrant.  Each whole warrant is exercisable into one common share at $1.10 per share until December 14, 2007.  The Company has the right to trigger early exercise of those warrants should the closing price of the Company share be equal to or exceed $1.66 for twenty consecutive trading days.

The Company has an over-allotment option to increase the private placement by 15%.

Dejour has agreed to pay a finders’ fee of up to 5% in cash and provide a finders ’ warrant of up to 10% of the shares/units placed, subject to regulatory approval.  The agent warrants will have the same terms as those issued as part of the units.

The Company has earmarked these funds for:

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Escalating the exploration program  at its 2006 Athabasca Basin, Saskatchewan uranium properties

•

Furthering development of its US natural gas prospects

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Creation of a reserve for funding further acquisitions

•

Supplementing working capital

About Dejour Enterprises Ltd.

Dejour is a Canadian energy company devoted to exploring for uranium, oil and gas leveraging the opportunities that exist as a result of the global market's decreasing conventional supply and increasing demand for energy.  The Company is listed on the TSX Venture Exchange under the symbol (DJE). Refer to www.dejour.com for company details or contact Doug Cannaday, President.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Chairman & CEO, DEJOUR ENTERPRISES LTD.

Suite 1100 - 808 West Hastings Street , Vancouver , BC V6C 2X4

Phone: 604.638.5050  Facsimile: 604.638.5051  Email: investor@dejour.com